Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

resTORbio, Inc.:

We consent to the use of our report dated March 12, 2020, with respect to the consolidated balance sheets of resTORbio, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boston, Massachusetts

August 11, 2020